AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
OF
CLOUDTECH SENSORS, INC., A DELAWARE CORPORATION
INTO
ADVANCED PRODUCTS GROUP, INC. A DELAWARE CORPORATION
As Surviving Corporation
Dated as of May 31, 2007
AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of May 31, 2007 (the “Agreement”) by and among Advanced Products Group, Inc., a Delaware corporation (“APG” or the “Company”) and Cloudtech Sensors Inc., Delaware corporation (“Cloudtech”), hereinafter collectively, the “Constituent Companies.”
RECITALS:
     WHEREAS, the Boards of Directors of the Constituent Corporations have each determined that it is in the best interests of their respective stockholders for Cloudtech to acquire APG upon the terms and subject to the conditions set forth herein;
     WHEREAS, the original Agreement and Plan of Merger, dated February 27, 2007 (the “Original Agreement”), was incorrect when executed, including APG’s capitalization in the Original Agreement;
     WHEREAS, the Constituent Companies have decided to amend the Original Agreement to reflect the mutually agreed upon business arrangement providing for the Company stockholders to own 15% of the common stock of the Surviving Corporation (as defined in Section 1.1) and Cloudtech stockholders’ common stock and Cloudtech reserved common stock to comprise 85% of the common stock of the Surviving Corporation immediately following the Merger;
     WHEREAS, as of May 31, 2007, prior to the Merger (as defined in Section 1.1), APG had 4,840,141 shares of common stock outstanding;
     WHEREAS, pursuant to the Merger the Surviving Corporation (i) issued Cloudtech stockholders 25,650,000 shares of common stock in the Surviving Corporation, and (ii) reserved 1,777,466 shares of Cloudtech common stock for issuance to consultants in return for services to Cloudtech or the Surviving Corporation (the “Reserved Stock Pool”) of which 460,000 have been allocated for issuance for pre-merger services;
     WHEREAS, certain Surviving Corporation stockholders have agreed to purchase 1,465,650 additional shares of common stock of the Surviving Corporation following the Merger in a private placement and may sell some of their existing shares of common stock of the Surviving Corporation to fund such purchases;
     WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Original Agreement and this Agreement and the other transactions contemplated by this Agreement (collectively, the “Transactions”), and (iii) determined, subject to the terms of this Agreement, to recommend that the stockholders of the Company adopt and approve this Agreement;
     WHEREAS, in January, 2007, the holders of at least a majority of the outstanding shares of common stock of the Company voted to adopt and approve the Original Agreement and prior to execution of this Agreement, voted to adopt and approve this Agreement;
     WHEREAS, Cloudtech is a corporation duly organized under the laws of the State of Delaware having been formed on August 22, 2006, having authorized capitalization of 40 million shares of $0.001 par value common stock of which 25,650,000 shares were issued and outstanding (adjusted pre-closing stock split);
     WHEREAS, the Board of Directors of Cloudtech has (i) determined that the Merger is advisable and fair to, and in the best interest of, Cloudtech and its stockholders, and (ii) approved this Agreement; and
     WHEREAS, the stockholders of Cloudtech have unanimously voted to adopt and approve this Agreement.
     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Cloudtech shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Cloudtech shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”
     1.2 Effective Time; Closing. Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as may be agreed in writing by the Constituent Companies and specified in the Certificate of Merger to be the close of business on May 31, 2007, being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the

“Closing”) shall take place at the offices of Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, New York 10019, at a time and date to be specified by the parties hereto, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions, which by their terms, are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver thereof), or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).
     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Constituent Companies shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations, restrictions and duties of the Constituent Companies, if any, shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
     1.4 Certificate of Incorporation and Bylaws of Surviving Corporation.
     (a) Certificate of Incorporation. As of the Effective Time, by virtue of the Merger and without any action on the part of the Constituent Companies, the Certificate of Incorporation, as amended of APG (the “Certificate of Incorporation”) as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, subject to Section 5.6, until thereafter amended in accordance with Delaware Law and such Certificate of Incorporation; provided, however, that as of the Effective Time the Certificate of Incorporation shall provide that the name of the Surviving Corporation is “Cloudtech Sensors, Inc.”
     (b) Bylaws. As of the Effective Time, by virtue of the Merger and without any action on the part of the Constituent Companies, the Bylaws of the Surviving Corporation shall be amended and restated to read the same as the Bylaws of the Company, as in effect immediately prior to the Effective Time, subject to Section 5.6, until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.
     1.5 Directors and Officers of Surviving Corporation.
     (a) Directors. The initial directors of the Surviving Corporation shall be the directors of Cloudtech as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.
     (b) Officers. The initial officers of the Surviving Corporation shall be the officers of the Company as of immediately prior to the Effective Time.
     1.6 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Cloudtech, the Company or the holders of any of the following securities, the following shall occur:

     (a) Conversion of Shares. The manner of converting of the securities of the Constituent Corporations into shares of the Surviving Corporation is set forth as follows, effective at the Effective Time without any action on the part of the holder thereof:
     (i) Each share of common stock of APG shall automatically become and be converted into one common stock share of the Surviving Corporation (the “Merger Consideration”), and
     (ii) Each share of common stock of Cloudtech shall automatically become and be converted into one common stock share of the Surviving Corporation.
     (b) Effect of Certain Bahaman Shares. The Constituent Companies acknowledge and agree that:
     (i) There is a dispute as to the validity of certain issuances of APG common stock to certain Bahaman entities (the “Bahaman APG Shares”) and that those Bahaman APG Shares are included in the current total of APG pre-merger issued shares;
     (ii) If the Surviving Corporation is successful in cancelling any of the Bahaman APG Shares, (those cancelled Bahaman APG Shares shall be know as the “Cancelled Bahaman APG Shares”), then the Surviving Corporation, as part of the Merger Consideration and to reflect mutually agreed upon business arrangement providing for the APG stockholders to own 15% of the common stock of the Surviving Corporation at the Effective Time of the Merger, agrees to issue on a pro rata basis new shares of the Surviving Corporation in an amount equal to the amount of Cancelled Bahaman APG Shares to the APG stockholders immediately prior to the Merger, or to their respective successors or assigns.
     (c) Exchange of Certificates. After the Effective Time, any holder of a certificate or certificates which theretofore represented shares of Cloudtech or the Company is required to surrender the same to the Transfer Agent of the Surviving Corporation, to wit: Fidelity Transfer, 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115 and shall thereupon be entitled to receive in exchange a certificate or certificates representing the number of shares of common or preferred stock of the Surviving Corporation into which the Shares represented by such certificate or certificates shall be converted.
     (d) Cancellation of Treasury Shares. Any Company Common Stock held by the Company or owned by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
     1.7 Dissenting Shares.
     (a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Common Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration payable for each such share of Common Stock. Such stockholders shall be entitled to receive payment of the appraised value of such Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration payable for each such share of Common Stock upon surrender, in the manner provided in Section 1.8, of the certificate or certificates that formerly evidenced such Company Common Stock.
     (b) The Company shall give Cloudtech (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Cloudtech, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
     1.8 Surrender of Certificates.
     (a) Certificate Exchange Procedures. Promptly after the Effective Time, the Company shall cause the Transfer Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented the outstanding shares of Company Common Stock converted into the right to receive the portion of the Merger Consideration payable for such Common Stock, (i) a letter of transmittal in customary form and approved by the Company prior to the Effective Time (which approval shall not be unreasonably withheld or delayed) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Transfer Agent and shall contain such other provisions as the Constituent Companies shall reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Merger Consideration payable upon surrender of said Certificates. Upon surrender of Certificates for cancellation to the Transfer Agent or to such other agent or agents as may be appointed by the Company, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates formerly representing the Company Common Stock shall be entitled to receive in exchange therefor the portion of the Merger Consideration payable for such shares of Company Common Stock, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the respective portion of the Merger Consideration to which the record holder of such Certificate is entitled by virtue thereof. Promptly following surrender of any such Certificates and the duly executed letters of transmittal, the Transfer Agent shall deliver to the record holders thereof, the portion of the Merger Consideration to which such holder is entitled upon surrender of said Certificates, subject to the restrictions set forth herein.
     (b) With respect to Unsurrendered Company Common Stock, No Liability. Neither the Surviving Corporation nor the Transfer Agent shall be liable to any former holder of any

Company Common Stock for any portion of the Merger Consideration properly delivered in respect of such Common Stock to a public official pursuant to any abandoned property, escheat or other similar law.
     (c) Transfers of Ownership. If the issuance of the portion of the Merger Consideration to which such holder is entitled is to be issued to a person other than the person in whose name the Certificates surrendered in exchange thereof are registered, it will be a condition of issuance that the Certificates so surrendered be properly endorsed and otherwise in proper form for transfer (including, if requested by the Company or the Transfer Agent, a medallion guarantee), and that the persons requesting such issuance will have paid to the Company or any agent designated by it any transfer or other taxes required by reason of the issuance of a portion of the Merger Consideration to a person other than the registered holder of the Certificates surrendered, or established to the satisfaction of the Company or any agent designated by it that such tax has been paid or is not applicable.
     1.9 No Further Ownership Rights in Company Common Stock. Issuance of the Merger Consideration shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Common Stock, and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE I.
     1.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Transfer Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the portion of the Merger Consideration with respect thereto; provided, however, that APG or the Transfer Agent may, in its discretion and as a condition precedent to the issuance of such portion of the Merger Consideration, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as it may direct as indemnity against any claim that may be made against APG, the Surviving Corporation or the Transfer Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
     1.11 Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into APG Common Stock, whether directly or indirectly), reorganization, reclassification, combination, recapitalization or other like change with respect to such Common Stock occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices thereof) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, comb nation, recapitalization or other like change.
     1.12 Taking of Necessary Action, Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Constituent Corporations, the officers and directors of the Constituent Corporations will take all such lawful and necessary action.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF APG
     The Company hereby represents and warrants to Cloudtech, subject only to such exceptions as are specifically disclosed in writing in the schedules attached hereto (which such exceptions shall reference the specific section and, if applicable, subsection number of this ARTICLE II to which it applies, and any information disclosed in any such section or subsection shall be deemed to be disclosed only for purposes of such section or subsection, except to the extent it is reasonably apparent that the disclosure contained in such section or subsection contains enough information regarding the subject matter of other representations and warranties contained in this ARTICLE II so as to qualify or otherwise apply to such other representations and warranties), as follows:
     2.1 Organization and Qualification; subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted.
     2.2 Certificate of Incorporation and Bylaws. At the Closing date the Company shall furnish to Cloudtech (i) a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the “Company Charter Documents”). The Company Charter Documents are in full force and effect. The Company is not in violation of any of the provisions of its Charter Documents.
     2.3 Capitalization. The authorized capital stock of the Company consists of forty million (40,000,000) shares of $0.001 par value common stock of which four million eight hundred forty thousand one hundred forty one 4,840,141 shares are issued and outstanding and one million (1,000,000) shares of preferred stock of which no shares are issued and outstanding. There are no valid agreements providing for any anti-dilution protection with respect to outstanding shares or shares promised to be issued after the Closing.
     2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, with respect to the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. The affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt this Agreement in accordance with applicable law is the only vote of the holders of capital stock of the Company necessary to adopt this Agreement under applicable Legal Requirements and Company Charter Documents (the “Company Stockholder Approval”), and the Company Stockholder approval has been duly and validly obtained. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Cloudtech, constitutes the legal and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
     2.5 No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) result in the creation of any material Encumbrance (as defined below) on any of the material properties or assets of the Company, (ii) conflict with or violate its Charter Documents, (iii) subject, (A) with respect to the Merger, to Stockholder Approval and (B) to compliance with the requirements set forth in Section 2.5(a), conflict with or violate in any material respect any Legal Requirements applicable to the Company, or (iv) conflict with or violate, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract to which the Company is a party or by which it is bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not in the case of clauses (iii) or (iv), individually or in the aggregate: (A) reasonably be expected to have a Material Adverse Effect on Company; or (B) prevent or materially delay consummation of the Transactions or otherwise prevent the Company from performing its obligations under this Agreement. “Encumbrance” means with respect to any asset, mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (1) the voting of any security or the transfer of any security or other asset, (2) the receipt of any income derived from any asset, (3) the use of any asset, and (4) the possession, exercise or transfer of any other attribute of ownership of any asset), in each case except for such restrictions of general application under the Securities Act and Blue Sky Laws (as defined below).
     (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by it shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities laws (“Blue Sky Laws”) and state takeover laws, such filings as may be required under the rules and regulations of NASDAQ, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, following the Effective Time, the Surviving Corporation, or prevent consummation of the Transactions or (B) otherwise prevent the Company from performing its obligations under this Agreement.

     2.6 Compliance; Permits.
     (a) APG is not in conflict with, or in default or violation of, (i) any Legal Requirement applicable to the Company or by which its or any of their respective properties is bound, or (ii) any contract to which the Company is a party or by which it or any of its respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability.
     2.7 SEC Filings, Financial Statements.
     (a) Except for the filing of its 10QSB on June 28, 2001, Current Report on Form 8-K filed on March 13, 2007, Preliminary Information Statement on Schedule 14-C filed on March 14, 2007, and a Definitive Information Statement on Schedule 14-C filed on May 11, 2007, APG has not filed or furnished any other report, schedule, registration statement and definitive proxy statement as required to be filed or furnished by the Company with or under the Securities Act (as defined below) or the Exchange Act (the “SEC Reports”). The SEC Reports that were filed or furnished were timely, (ii) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and (iii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (the “Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes as permitted by Form 10-QSB) and fairly presented and fairly present in all material respects the consolidated financial position of APG at the respective dates thereof. The Financial Statements comply in all material respects with the requirements of the American Institute of Certified Public Accountants’ Statement of Position 97-2. APG has not had any dispute with any of its auditors regarding accounting matters or policies during any of the period in which it remained current and filing with the Securities and Exchange Commission. It has had no financial activity since June 2001.
     2.8 No Undisclosed Liabilities.
     (a) APG has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type (whether absolute, accrued, contingent, direct, indirect, or otherwise) (collectively, “Liabilities”) of a nature required to be disclosed on a balance sheet, except (i) Liabilities incurred since the financial statements in the ordinary course of business consistent with past practices and which, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of any Legal

Requirement, (ii) Liabilities not prohibited under Section 4.1, hereof or (iii) Liabilities incurred in connection with this Transaction.
     (b) Schedule A sets forth a list of all Liabilities of the Company as of the close of business on May 31, 2007.
     (c) Schedule B sets forth all contracts and agreements that are not terminable within 30 days notice with no penalty and all contracts or agreements (whether or not terminable) for which the Company is reasonably expected to be obligated to pay in excess of $10,000 in the year following the Closing (“Material Contracts”).
     2.9 Absence of Certain Changes or Events. There has not been, occurred or arisen, since the last filing of Company’s 10QSB, June, 2001, any event or condition of any character that, to the knowledge of the Company, its directors and officers, has had or is reasonably expected to have a Material Adverse Effect on Company.
     2.10 Absence of Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of the Company, threatened (each, an “Action”) against it or any of their respective properties or, to the Company’s knowledge, any of the executive officers or directors of the Company before any Governmental Entity or otherwise. There is no investigation or review by any Governmental Entity pending or, to the knowledge of the Company, threatened against it or to its knowledge any of its executive officers or directors, nor has any Governmental Entity indicated to APG an intention to conduct the same. To the knowledge of the Company, no Governmental Entity has at any time challenged or questioned the legal right of the APG to conduct its operations as presently or previously conducted.
     2.11 Restrictions on Business Activities. There is no Contract (noncompete or otherwise), commitment, judgment, injunction, order or decree binding upon APG in which APG is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of APG or any, any acquisition of property by APG or the conduct of business by APG.
     2.12 Title to Property. Since completing the financial statements referred to in herein above, APG has abandoned its business and has no material property or assets.
     2.13 Taxes.
     (a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes”, means (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.
     (b) Tax Returns and Audits.
     (i) The Company has timely filed all federal, state, local and foreign returns, forms, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by the Company. The Company has paid all Taxes shown to be due on such Returns. All Returns were complete and accurate in all material respects and have been prepared in all material respects in compliance with all applicable Legal Requirements.
     (ii) The Company is not delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company, nor has the Company executed any unexpired waiver of any statute of limitations on or extension of any the period for the assessment or collection of any Tax. The Company has not filed, nor is it subject to, any consent agreements pursuant to section 3419(f) of the Internal Revenue Code.
     (iii) No audit, or pending audit of, or other examination of any Return of the Company by any Tax authority is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination.
     (iv) No unresolved adjustment relating to any Returns filed or required to be filed by the Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any of its subsidiaries or any representative thereof.
     2.14 Board Approval. The full Board, by resolutions duly adopted (and not thereafter modified or rescinded) as of the date of this Agreement, has unanimously (a) approved this Agreement and the Merger and determined that this Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved, subject to stockholder approval of this Agreement, the Transactions, and (c) directed that adoption of this Agreement be submitted to the stockholders for consideration and recommended that the stockholders adopt this Agreement.
     2.15 State Takeover Statutes. The Board has approved the Merger and this Agreement and taken all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of this Agreement and the Transactions, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203). No other state takeover statute or similar statute or regulation or anti-takeover provision in the Company Charter Documents applies to, purports to apply or at the Effective Time will be applicable to the Merger, this Agreement and the Company Voting Agreements or the Transactions and the transactions contemplated by the Company Voting Agreements.
     2.16 Interested Party Transactions. No event has occurred and no relationship exists that would be required to be reported by APG pursuant to Item 404 of Regulation S-K since its last reported filing.

     2.17 Full Disclosure. No representation or warranty by the Company in this Agreement and other written material provided by the Company or its Representatives prior to the date hereof, contains any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CLOUDTECH
     Cloudtech hereby represents and warrants to APG, as follows (such representations and warranties Cloudtech to be as of the date that Cloudtech executes and delivers the Agreement to APG):
     3.1 Corporate Organization. Cloudtech is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay consummation of the Transactions, or otherwise prevent Cloudtech from performing their respective material obligations under this Agreement.
     3.2 Authority Relative to this Agreement. Cloudtech has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Cloudtech and the consummation by Cloudtech of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Cloudtech no other corporate proceedings on the part of Cloudtech are necessary to authorize this Agreement, or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Cloudtech and, assuming the due authorization, execution and delivery by APG, constitutes a legal and binding obligation of Cloudtech, enforceable against Cloudtech in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
     3.3 No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by Cloudtech does not, and the performance of this Agreement by Cloudtech will not, (i) conflict with or violate Cloudtech’s certificate of incorporation or bylaws, each as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.3(b) hereof, conflict with or violate any Legal Requirements applicable to Cloudtech or by which its properties are bound or affected, or (iii) conflict with or violate, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Cloudtech’s rights under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the properties or assets of Cloudtech pursuant to any Contract to which it is a party or by which Cloudtech or its properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Cloudtech from performing their respective material obligations under this Agreement.
     (b) The execution and delivery of this Agreement by Cloudtech does not, and the performance of this Agreement by Cloudtech shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except(i)  the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Cloudtech from performing their respective material obligations under this Agreement.
     3.4 Sufficient Funds. The Surviving Corporation will at the Effective Time provide Edward J. da Parma (“Mr. da Parma”) with a Promissory Note the terms of which shall be included herewith by reference whereby the Surviving Corporation agrees to pay Mr. da Parma for the outstanding APG liabilities in the sum of three hundred thousand dollars ($300,000.00) promptly following raising at least one million three hundred thousand dollars ($1,300,000.00) in a private placement equity offering from third party sources in net sales of equity after payment of transaction fees.
     3.5 No Prior Operations. Cloudtech has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.
ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME
     4.1 Conduct of Business by Company. During the period from the date of the Original Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable material Legal Requirements, (ii) pay its Liabilities and Taxes when due (subject to good faith disputes over such Liabilities or Taxes), (iii) pay or perform other material obligations when due (subject to good faith disputes over such payments or performance), (iv) use its reasonable efforts to assure that each of its material Contracts entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, (v) notify and give Cloudtech the opportunity to participate in the defense or settlement of any litigation to which the Company may become a party, and (vi) use its commercially reasonable efforts consistent with past practices and policies to (A) preserve intact its present business organization, (B) keep available the services of its present Employees, and (C) preserve its relationships with customers, suppliers, distributors, consultants, licensors, licensees and others with which it has business dealings.

     In addition, without the prior written consent of Cloudtech, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:
     (a) Enter into any Contract;
     (b) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;
     (c) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company;
     (d) Grant “below market options” as contemplated by Section 409A of the Code), issue, deliver, sell, purchase, authorize or designate (including by certificate of designation) or pledge or otherwise encumber, or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities;
     (e) Cause, permit or submit to a vote of the Company’s stockholders any amendments to the Company Charter Documents;
     (f) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to enter into any joint ventures, strategic partnerships or similar alliances;
     (g) Guarantee any indebtedness or the indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other agreement to maintain any financial statement condition, forgive or discharge in whole or in part any outstanding loans for borrowed money, modify any loan for borrowed money previously granted, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or exchange rates, or enter into any arrangement having the economic effect of any of the foregoing;
     (h) Add any new members to the Board;
     (i) Except as required by GAAP or SEC rules and regulations, revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice) or make any change in accounting methods, principles or practices;

     (j) Make or change any material Tax election or Tax accounting method that is reasonably likely to adversely affect in any material respect the Tax attributes or Tax liabilities of the Company, enter into any Tax sharing or similar agreement, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;
     (k) Other than taking any action permitted by, engage in any action with intent to, directly or indirectly, adversely impact or materially delay the consummation of the Transactions;
     (l) Hire any officers, consultants, independent contractors or employees (ii) or enter into, or amend or extend the term of, any employment or consulting agreement with any Employee;
     (m) Except for payments arising directly out of the Transactions, make any individual or series of related payments outside of the ordinary course of business,
     (n) Adopt, implement or amend any stockholder rights plan, “poison pill” anti-takeover plan or other similar plan, device or arrangement that is applicable to the transactions contemplated by this Agreement;
     (o) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VI not being satisfied, other than the termination of this Agreement pursuant to ARTICLE VII, or actions to enforce its rights under this Agreement.
ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 Confidentiality Access to Information.
     (a) The parties acknowledge that Cloudtech and the Company have previously executed a letter of intent, dated as of December 19, 2006 (the “Letter of Intent”) as well as a Rider to said Letter of Intent, which the Constituent Corporations agreed to hold certain matters as confidential information. Such Letter of Intent will continue in full force and effect in accordance with its terms in respect to such confidential information.
     (b) The Company shall afford Cloudtech and its accountants, counsel, advisors and other representatives reasonable access, subject to Legal Requirements, during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, financial positions, results of operations and personnel of the Company, as Cloudtech may reasonably request.
     5.2 No Solicitation.
     (a) No Solicitation. From and after the date of the Original Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to its terms, the

Company and its subsidiaries shall not, nor shall they authorize or permit any of their respective officers and directors (or affiliates of any of such officers or directors), affiliates, or employees or any investment banker, attorney, accountant or other advisor or representative retained by the Company or any subsidiaries (collectively, “Representatives”) to directly or indirectly: (i) solicit, initiate, or knowingly encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.2(g)(i)) with respect to the Company or any subsidiary, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or any subsidiary, (iii) engage in discussions with any person with respect to any Acquisition Proposal with respect to the Company or any subsidiary, except as to the existence of these provisions and to the extent specifically permitted pursuant to Section 5.2(d), (iv) approve, endorse or recommend any Acquisition Proposal with respect to the Company or any subsidiary (except to the extent specifically permitted pursuant to Section 5.2(d)), or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to the Company or any subsidiary. The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.
     (b) Notification of Unsolicited Acquisition Proposals.
     (i) As promptly as practicable (but in no event more than 48 hours) after the first officer or director of the Company becomes aware of the receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which the Board reasonably believes would lead to an Acquisition Proposal, the Company shall provide to Cloudtech oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The Company shall provide to Cloudtech as promptly as practicable (but in no event more than 48 hours thereafter) oral and written notice setting forth all such information as is reasonably necessary to keep Cloudtech informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Cloudtech a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry (to the extent such nonpublic information has not been previously so furnished).
     (ii) The Company shall provide Cloudtech with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting at which the Board is reasonably expected to consider any Acquisition Proposal.
     (c) Superior Offers. Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that the Board has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), is, or is reasonably expected to result in, a

Superior Offer, the Company and its Representatives on behalf of the Company may then take the following actions (but only if and to the extent that the Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law):
     (i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1) concurrently with furnishing any such nonpublic information to such party, its gives Cloudtech written notice of its intention to furnish nonpublic information and (2) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on its behalf, the terms of which are at least as restrictive to such third party as the terms contained in the Confidentiality Agreement and (B) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Cloudtech (to the extent such nonpublic information has not been previously so furnished); and
     (ii) Engage in discussions and negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into discussions and negotiations with such third party, the Company gives Cloudtech written notice of the its intention to enter into discussions and negotiations with such third party.
     (d) Changes of Recommendation. In response to the receipt of a Superior Offer, the Board may withhold, withdraw, amend or modify its unanimous recommendation in favor of the Merger, recommend a Superior Offer and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by the Board or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (vi) are met:
     (i) A Superior Offer with respect to the Company has been made and has not been withdrawn;
     (ii) The Stockholders’ Meeting or Consent in Lieu of Meeting has not occurred;
     (iii) The Company shall have (A) provided to Cloudtech written notice which shall state expressly (1) that the Company has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer, and (3) that the Board intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) provided to Cloudtech a copy of all written materials delivered to the person or group making the Superior Offer in connection with such Superior Offer, and (C) made available to Cloudtech all materials and information made available to the person or group making the Superior Offer in connection with such Superior Offer;

     (iv) The Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the Change of Recommendation is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law;
     (v) Cloudtech shall not have, within five (5) days of Cloudtech’s receipt of the notice referred to in Section 5.2(d)(iii), made an offer that the Board by a majority vote determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable, from a financial point of view, to the Company’s stockholders as such Superior Offer (it being agreed that (A) the Board shall convene a meeting to consider any such offer by Cloudtech promptly following receipt thereof, (B) that the Board will not withhold, withdraw, amend or modify its recommendation to the Company’s stockholders in favor of the adoption of this Agreement for five (5) days after receipt by Cloudtech of the notice referred to in Section 5.2(d)(iii), and (C) any change to the financial or other material terms of such Superior Offer shall require a new notice pursuant to Section 5.2(d)(iii) and a new five (5) day period under this Section 5.2(d)(v).
     (vi) It shall not have breached any of the provisions set forth in this Section 5.2.
     (e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement (but subject to the Company’s right to terminate this Agreement pursuant to Section 7.1(e)), the obligation of the Company to call, give notice of, convene and hold the Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation. Prior to the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.
     (f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Board from taking any action necessary to comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided that the content of any such disclosure shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section (d).
     (g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
     (i) “Acquisition Proposal,” shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the Company any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the Company, or (C) any liquidation or dissolution of the Company; and
     (ii) “Superior Offer,” shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board has in good faith concluded (after consultation with its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and for which financing, to the extent required, is then committed or, in the good faith judgment of the Board, such financing is reasonably capable of being consummated.
     5.3 Public Disclosure.
     (a) Cloudtech and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or NASDAQ, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.
     (b) The Company shall consult with Cloudtech before issuing any press release or otherwise making any public statement with respect to the Company’s earnings or results of operations, and shall not issue any such press release or make any such public statement prior to such consultation, except, in exigent circumstances, as may be required by law or any listing agreement with a national securities exchange or NASDAQ, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement.
     5.4 Reasonable Efforts; Notification.
     (a) Upon the terms and subject to the conditions set forth in this Agreement each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments not inconsistent with the terms of this Agreement reasonably necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Transactions or this Agreement, use commercially reasonable efforts to ensure that the Transactions may be consummated in the most expeditious manner promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.
     (b) The Company shall give prompt notice to Cloudtech upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in ARTICLE VI would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. The Company will notify Cloudtech of any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the consummation of the Merger.
     (c) APG shall use reasonable best efforts to assist Cloudtech and the Surviving Corporation to prepare and file an Information Statement on Schedule 14C, to properly and accurately address any comments from the SEC and have the Information Statement cleared by the SEC.
     (d) APG shall work with Cloudtech and the Surviving Corporation for any claim or demand by any person seeking dissenters’ or appraisal rights for any amounts payable to such holder of capital stock as a result of the exercise by any such holder of dissenter’s rights pursuant to Section 262 of the Delaware General Corporation Law.
     5.5 Third Party Consents and Notices.
     (a) As soon as practicable following the date hereof, the Company shall use its commercially reasonable efforts to obtain any consents, waivers and approvals required to be obtained in connection with the consummation of the Transactions.

     (b) As soon as practicable following the date hereof, the Company shall deliver any notices required to be provided in connection with the consummation of the Transactions.
     5.6 Indemnification.
     (a) From and after the Effective Time, Constituent Corporations shall, and shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its directors, officers, agents and employs, (the “Indemnified Parties”) pursuant to any indemnification provisions under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties or individuals who, immediately prior to the Effective Time, were Employees or agents of the Company, unless such modification is required by applicable law. Notwithstanding the foregoing, nothing in this Section 5.6 is intended to provide any person with a right to indemnification if the alleged cause of such liability giving rise to indemnification is such person’s bad faith, willful misconduct, recklessness, breach of fiduciary duty to the Company or action in violation of the terms of this Agreement.
     (b) This Section 5.6 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Cloudtech, the Company and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.6. In the event Cloudtech or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or person in such consolidation or merger or (ii) transfers all or substantially all of its assets to any person; then in each such case, proper provision shall be made so that the successors and assigns of Cloudtech or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.6.
     5.7 Regulatory Filings.
     (a) The Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals of Governmental Entities required to be obtained by it for the consummation of the Merger, if any.
     (b) Each party will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing, each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

     (c) Each of the parties hereto shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”).
     5.8 Section 16 Matters. Provided that the Company delivers to Cloudtech the Section 16 Information (as defined below) in a timely fashion, Cloudtech and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by ARTICLE I of this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders (as defined below), the number of shares of Company Common Stock held by each such Company insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into cash in connection with the Merger. “Company Insiders” shall mean those individuals who are subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to the Company.
ARTICLE VI
CONDITIONS TO THE MERGER
     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
     (a) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
     (b) Governmental Approvals. All applicable waiting periods under the under any applicable material foreign or other Antitrust Laws shall have expired or been terminated.
     6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
     (a) Representations and Warranties. The representations and warranties of in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on and as of the date of this Agreement, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct would not, individually or in the aggregate with other such failures to be true and correct, materially and adversely effect the ability of Cloudtech to consummate the Merger or pay, or cause to be paid, the Merger Consideration. The Company shall have a received a certificate to such effect signed on behalf of Cloudtech by a duly authorized officer of Cloudtech.
     (b) Agreements and Covenants. Cloudtech shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed by an authorized officer of Cloudtech.
     6.3 Additional Conditions to the Obligations of Cloudtech. The obligations of Cloudtech to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Cloudtech:
     (a) Representations and Warranties. The representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on and as of the date of this Agreement, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate with other such failures to be true and correct, a Material Adverse Effect on the Company. Cloudtech shall have received a certificate to such effect signed on behalf of the Company by the President or Chief Executive Officer of the Company.
     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Cloudtech shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer of the Company.
     (c) Material Adverse Effect. No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since the date of this Agreement, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer of the Company.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and the Merger may be abandoned, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company:
     (a) by mutual written consent of the Company and Cloudtech;

     (b) by either the Company or Cloudtech if the Effective Time shall not have occurred on or before June 1, 2007 (the “End Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section (b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
     (c) by either the Company or Cloudtech if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;
     (d) by either the Company or Cloudtech if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;
     (e) by the Company, upon approval of the Board, if (i) the Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, a Change of Recommendation is required in order for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable law, (ii) immediately following such termination and payment of the Termination Fee (as defined below) to Cloudtech, the Company enters into a definitive agreement with respect to a Superior Offer and immediately prior to such termination, such definitive agreement was capable of acceptance, and (iii) it has complied with its obligations under Section 5.2; provided, however, that (A) any termination of this Agreement pursuant to this Section 7.1(e) shall not be effective until the Company has made full payment of the Termination Fee;
     (f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Cloudtech set forth in this Agreement, or if any representation or warranty of Cloudtech shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided; however, that if such inaccuracy in Cloudtech’s representations and warranties or breach by Cloudtech is curable by Cloudtech through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(f) for 30 days after delivery of written notice from the Company to Cloudtech of such breach, provided Cloudtech continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(f), if it shall have materially breached this Agreement or if such breach by Cloudtech is cured during such 30-day period);
     (g) by Cloudtech, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Cloudtech may not terminate this Agreement under this Section 7.1(g) for 30 days after delivery of written notice from Cloudtech to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement or if such breach by the Company is cured during such 30-day period);
     (h) by Cloudtech, upon the failure of the Company or any Representative to comply with the provisions of Section 5.2 in all material respects;
     (i) by Cloudtech, if a Material Adverse Effect on the Company shall have occurred since the date hereof; provided, however, that if such Material Adverse Effect on the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Cloudtech may not terminate this Agreement under this Section 7.1(i) for 30 days after delivery of written notice from Cloudtech to the Company of such Material Adverse Effect on the Company, provided the Company continues to exercise commercially reasonable efforts to cure such Material Adverse Effect on the Company (it being understood that Cloudtech may not terminate this Agreement pursuant to this Section 7.1(i) if the Company is cured during such 30-day period); or
     (j) by Cloudtech if a Triggering Event (as defined below) shall have occurred. For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board or any committee thereof shall for any reason have withdrawn or withheld, or shall have amended, changed, qualified or modified in a manner adverse to Cloudtech the Board’s or committee’s unanimous recommendation in favor of the adoption of this Agreement or the Merger or the approval of the Transactions (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond the Acquisition Proposal Assessment Period, as defined below, shall be considered an adverse modification); (ii) the Board or any committee thereof shall have approved or recommended any Acquisition Proposal; (iii) the Company shall have entered into any letter of intent or similar document or any Contract accepting any Acquisition Proposal; (iv) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days (such ten (10) business day period, the “Acquisition Proposal Assessment Period”) after such tender or exchange offer is first published sent or given, a statement disclosing that the Board recommends rejection of such tender or exchange offer; or (v) the Board shall have failed to reaffirm its approval or recommendation of this Agreement as promptly as practicable (but in any event within five (5) days) after receipt of a written request to do so from Cloudtech.
     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under and in accordance with Section 7.1 will be effective immediately upon (or, if the termination is pursuant to Section 7.1(f) or Section 7.17.1(i) and the proviso therein is applicable,

30 days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability to any party hereunder in connection with the Agreement or the Transactions, except (i) as set forth in Section 5.1(a), this Section 7.2, Section 7.3 and ARTICLE VIII each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of, or any intentional misrepresentation made in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Letter of Intent as it regards Confidential Information, all of which obligations shall survive termination of this Agreement in accordance with their terms, as such terms are modified by Section 5.1(a).
     7.3 Fees and Expenses.
     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses if the Merger is not consummated and by the Surviving Corporation if the Merger is consummated.
     (b) Company Payments.
     (i) The Company shall pay to Cloudtech in immediately available funds, within thirty (30) business days thereafter, an amount equal to its actual expenses incurred at the time of such termination (the “Termination Fee”) if this Agreement is terminated by Cloudtech pursuant to Section 7.1(1).
     (ii) The Company shall pay to Cloudtech in immediately available funds, concurrent with the termination by the Company of this Agreement pursuant to Section 7.1(e), an amount equal to the Termination Fee.
     (iii) The Company shall pay to Cloudtech in immediately available funds, within thirty (30) business days after the occurrence of the events stipulated in paragraphs (A) or (B) below, as the case may be, an amount equal to the Termination Fee, if this Agreement is terminated by Cloudtech pursuant to Section 7.1(b) or Section 7.1(d) and any of the following shall occur:
     (A) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and has not publicly definitively withdrawn such Acquisition Proposal at least five (5) days prior to the earlier to occur of the End Date or the Stockholders’ Meeting, as applicable, and within 12 months following the termination of this Agreement any Company Acquisition (as defined below) is consummated; or
     (B) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and has not publicly definitively withdrawn such Acquisition Proposal at least five (5) days prior to the earlier to occur of the End Date or the Stockholders’ Meeting, as applicable, and within 12 months following the termination of this Agreement the

Company enters into a letter of intent or similar document or any Contract providing for any Company Acquisition.
     (iv) The Company hereby acknowledges and agrees that the agreements set forth in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Cloudtech would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b)7.1(b) and, in order to obtain such payment, Cloudtech makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Cloudtech its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of any intentional or willful breach of, or any intentional misrepresentation made in, this Agreement.
     (v) Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto hereby expressly acknowledges and hereby agrees that, with respect to any termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), payment of the Termination Fee shall constitute liquidated damages with respect to any claim for damages or any other claim which Cloudtech would otherwise be entitled to assert against the Company or its assets, or against any Employees or stockholders of the Company, with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy with respect to any such termination of this Agreement. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), the right to such payment: (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement. Except for nonpayment of the Termination Fee pursuant to this Section 7.3(b), the parties agree that, upon any termination of this Agreement pursuant to Section 7.1 (other than a termination based upon the willful or intentional breach of, or any intentional misrepresentation made in, this Agreement) under circumstances in which the Termination Fee is payable pursuant to this Section 7.3(b), in no event shall Cloudtech be entitled to seek or to obtain any recovery or judgment against the Company or any of their respective assets, or against any of their respective directors, officers, employees or stockholders for any such termination of this Agreement, and in no event shall Cloudtech be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages, for any such termination of this Agreement. Notwithstanding the foregoing, payment of the Termination Fee pursuant to this Section 7.3(b) shall not constitute liquidated damages with respect to any claim for damages or any other claim which Cloudtech would be entitled to assert against the Company or its assets, or against any Employees or stockholders of the Company, with respect to any such termination of this Agreement based upon the willful or intentional breach or intentional misrepresentation of any representations, warranties or covenants of the Company in this Agreement, and shall not constitute the sole and exclusive remedy with respect to any such termination of this Agreement based upon the willful or intentional breach or misrepresentation of any of the representations, warranties or covenants of the Company in this Agreement.
     (vi) For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the Company of assets representing in excess of 40% of the aggregate fair market value of the Company’s business immediately prior to such sale or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the Company.
     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Cloudtech and the Company.
     7.5 Extension Waiver. At any time prior to the Effective Time, the Company, on the one hand, or Cloudtech, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company and Cloudtech contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall terminate and be of no further force or effect at, and as of, the Effective Time, and only the covenants and agreements of the Company in this Agreement, and the other agreements, certificates and documents contemplated hereby that by their terms survive the Effective Time shall survive the Effective Time, except that, notwithstanding the foregoing, prior to payment in full of the Cloudtech Promissory Note, the

Surviving Corporation shall have the right to set off any damages caused the representations and warranties of APG not being true and correct as of the Effective Time or any breach of covenants or other agreements by APG or any APG principals.
     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):
If to the Company:
Advanced Products Group, Inc.
c/o Sayid and Associates LLP
408 West 57th Street, Suite 8E
Attention: Edward J. da Parma
New York, New York 10019
Telephone No.: (212) 262-1166
Telecopy No.: (212) 247-7535
with a copy to:
Sayid and Associates LLP
408 West 57th Street, Suite 8E
New York, New York 10019
Attention: M. David Sayid, Esq.
Telephone No.: (212) 262-1166
Telecopy No.: (212) 247-7535
If to Cloudtech:
Cloudtech Sensors Inc.
13 Laetitia Lane
Landenberg, PA 19350
Attention: James Trichon
     8.3 Interpretation; Knowledge.
     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section, respectively, of this Agreement unless otherwise indicated. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” As used herein, an item shall be deemed to have been “furnished” to Parent if such item has been sent to Parent or its representatives, provided to Parent or its representatives or made available to Parent or its representatives for review, in a data room or otherwise. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

When reference is made herein to “the business of’ an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires otherwise.
     (b) For purposes of this Agreement, the term “knowledge” means with respect to a party hereto, with respect to any matter in question, that any of the executive officers or directors of such party has actual knowledge of such matter; provided that with respect to any executive officer or director, such executive officer or director shall have made reasonable inquiry of the Employees responsible for such matter in question, and provided, further, that if any executive officer or director does not make such reasonable inquiry, then such executive officer or director shall be deemed to have actual knowledge of those facts or matters that such executive officer or director would have had, had he or she made such inquiry.
     (c) For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with any entity, including the Company and its subsidiaries, means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition, or results of operations of such entity and its subsidiaries taken as a whole, or the ability of such entity to perform its obligations under this Agreement and timely consummate the Transactions; provided, however, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company: (A) any change in the market price or trading volume of the Company Common Stock after the date hereof (provided that such exclusion shall not apply to any underlying effect that may have caused or significantly contributed to such change in trading prices or volumes); (B) any adverse change, event, violation, inaccuracy, circumstance or effect that results from or is attributable to conditions affecting the industries in which the Company participates, the United States economy as a whole, or foreign economies in any locations where the Company or any of its subsidiaries has material operations or sales (which changes in each case do not disproportionately affect the Company or its subsidiaries, as the case may be); (C) the institution of litigation against the Company or any of its officers or directors alleging breach of their fiduciary duties in connection with this Agreement or the Transactions, (D) any failure in and of itself by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenue or earnings are released) on or after the date of this Agreement; (E) any adverse change, event, violation, inaccuracy, circumstance or effect that results from the loss, diminution or disruption of the Company’s customer, distributor or supplier relationships that results from or is primarily attributable to the public announcement or pendency of the Merger; (F) any adverse change, event, violation, inaccuracy, circumstance or effect that results from or is primarily attributable to the Company’s compliance with its covenants contained in this Agreement; or (G) any adverse change, event, violation, inaccuracy, circumstance or effect required by any change in Legal Requirements or accounting requirements or principles which change occurs or becomes effective after the date of this Agreement.

     (d) For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
     (e) For purposes of this Agreement, the term “business day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Boston, Massachusetts are authorized or obligated by law or executive order to close, and the term “day” when not immediately preceded by the word “business” shall mean a calendar day.
     (f) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.
     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Letter of Intent (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the terms of the Letter of Intent as it regards confidential information shall continue in full force and effect and shall survive any termination of this Agreement as modified by Section 5.1(a); and (b) are not intended to confer, and shall not be construed as conferring, upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.6.
     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within Newcastle County in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Newcastle County, Delaware.
     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
     8.10 Assignment. No party may assign or delegate, in whole or in part, by operation of law or otherwise, either this Agreement or any of the rights, interests, or obligations hereunder without the prior written approval of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     8.11 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER ICED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
** ** ** ** **

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the data first written above.

Cloudtech Sensors, Inc.	Advanced Products Group, Inc.

/s/ James L. Trichon James L. Trichon	/s/ Edward J. da Parma Edward J. da Parma
President and Chief Executive Officer	President

/s/ Kenneth S. Rosenzweig Kenneth S. Rosenzweig	/s/ Russ D’Agata Russ D’Agata
Secretary and Treasurer	Secretary
[Signature Page to the Amended and Restated Agreement and Plan of Merger of Cloudtech Sensors, Inc., a
Delaware Corporation into Advanced Products Group, Inc., a Delaware Corporation as Surviving Corporation]

SCHEDULE A
APG LIABILITIES AS OF MAY 31, 2007
None

SCHEDULE B
MATERIAL CONTRACTS
None